UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue

Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: August 23, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

Second Quarter 2012 Financial Results

2Q12 Revenue was RMB72.9 Million ($11.5 Million)

2Q12 Net Income was RMB10.5 Million ($1.7 Million)

2Q12 Non-GAAP Adjusted Net Income was RMB11.3 Million ($1.8 Million)

Live conference call to be held Thursday, August 23, 2012 at 8:00 am ET

Beijing, China, August 22, 2012 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced its unaudited financial results for the second quarter of 2012.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased to announce financial results for the second quarter of 2012 which demonstrate our continued progress with our corporate restructuring and profit making. Revenues from Baquting, our flagship product, rose sequentially by approximately 20% to RMB68.9 million from RMB57.5 million in the first quarter of 2012. Revenues through our sales agent channels remained strong while direct sales revenue, although less than the second quarter of 2011, improved from the first quarter of 2012. We are encouraged by these signs and continue to believe in the potential of our product portfolio.”

Chairman Xue continued, “We remain focused on rebuilding and strengthening our business across various dimensions. For example, we continued regaining revenue levels with Baquting, whose quarter-over-quarter growth indicates that revenues generated by this product are approaching levels that were achieved prior to the restructuring. Moving beyond our core product offerings as part of a diversification strategy, we continued investing in clinical trials and market education for Kaitong and the Alpha Lipoic Acid Capsule (“ALA”). The Company is in the process of securing the required SFDA production permit for ALA. We likewise continued investing in R&D to support ongoing innovation. I am especially encouraged to see a sequential rise in net profit, which positively reflects on the progress the Company is making.”

Second Quarter 2012 Financial Highlights

•	Revenue was RMB72.9 million ($11.5 million)[1], compared to RMB79.5 million in the prior year period;

•	Baquting revenue was RMB68.9 million ($10.8 million), compared to RMB76.1 million in the prior year period;

•	Gross profit was RMB64.2 million ($10.1 million), compared to RMB70.9 million in the prior year period;

•	Gross margin was 88.1%, compared to 89.2% in the prior year period;

•	Operating income was RMB13.2 million ($2.1 million), compared to RMB21.0 million in the prior year period;

•	Net income was RMB10.5 million ($1.7 million), or RMB0.56 ($0.09) per diluted ADS[2], compared to RMB14.1 million, or RMB0.72 per diluted ADS, in the prior year period; and

•	Non-GAAP adjusted net income was RMB11.3 million ($1.8 million), compared to RMB15.7 million in the prior year period.

[1]

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2012, were made at the noon buying rate of RMB6.3530 to USD1.00 on June 29, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

[2]	The Company’s American Depositary Shares, which are traded on the NASDAQ, each of which represents eight ordinary shares of the Company.

Second Quarter 2012 Financial Performance

Revenue for the second quarter of 2012 was RMB72.9 million ($11.5 million), compared to RMB79.5 million in the second quarter of 2011. Revenue from Baquting decreased to RMB68.9 million ($10.8 million) from RMB76.1 million in the prior year period but increased sequentially from RMB57.5 million in the first quarter of 2012. This sequential growth reflects the gradual stabilization of the Company’s sales team structure and the team’s improving performance. Baquting revenue as a percentage of total revenue was 94.5% in the second quarter of 2012, compared to 94.2% in the second quarter of 2011. Revenue from other products was RMB4.0 million ($0.6 million), compared to RMB3.4 million in the prior year period.

Gross profit for the second quarter of 2012 was RMB64.2 million ($10.1 million), compared to RMB70.9 million in the second quarter of 2011. Gross margin for the second quarter of 2012 was 88.1%, in line with 89.2% in the second quarter of 2011.

Operating income for the second quarter of 2012 was RMB13.2 million ($2.1 million), compared to RMB21.0 million in the prior year period. Although representing a year-on-year decline, this marks the second consecutive quarter of a sequential increase in operating income, which continued to be driven by the Company’s focus on strengthening its sales and marketing efforts for both Baquting and the Company’s new products throughout the second quarter of 2012.

Research and development expenses for the second quarter of 2012 were RMB4.7 million ($0.7 million), compared to RMB3.3 million in the prior year period. Research and development expenses as a percentage of revenue was 6.5% for the second quarter of 2012, within the Company’s expected range.

Selling, marketing and distribution expenses for the second quarter of 2012 were RMB31.8 million ($5.0 million), compared to RMB36.6 million in the prior year period. Selling, marketing and distribution expenses for the second quarter of 2012 primarily consisted of the Company’s investment in sales and marketing for Baquting to preserve market share as well as the Company’s continued investment in the commercialization of Kaitong and ALA. Selling, marketing and distribution expenses as a percentage of revenue for the second quarter of 2012 was 43.6%, compared to 46.1% in the second quarter of 2011.

General and administrative expenses were RMB14.5 million ($2.3 million) compared to RMB9.9 million in the prior year period. During the second quarter of 2012, expenses relating to the Company’s going-private transaction were RMB3.4 million ($0.5 million).

Provision for income taxes was RMB3.8 million ($0.6 million), compared to RMB4.8 million in the prior year period, as a result of decreased income before tax.

Net income was RMB10.5 million ($1.7 million), or RMB0.56 ($0.09) per diluted ADS, compared to RMB14.1 million, or RMB0.72 per diluted ADS, in the prior year period.

Non-GAAP adjusted net income, excluding foreign exchange gains and losses, ESOP-related charges and the ASC 740 adjustment, were RMB11.3 million ($1.8 million), compared to RMB15.7 million in the prior year period.

For the second quarter of 2012, the Company had approximately 154.4 million weighted average diluted ordinary shares outstanding, or 19.3 million weighted average diluted ADSs.

As of June 30, 2012, the Company had cash and cash equivalents and other short-term investments of RMB236.1 million ($37.2 million), compared to RMB179.4 million as of December 31, 2011.

Six Months Ended June 30, 2012 Financial Performance

For the six months ended June 30, 2012, revenue decreased 7.5% to RMB133.2 million ($21.0 million) from RMB144.0 million for the six months ended June 30, 2011. During this same time period, gross profit decreased 8.5% to RMB116.4 million ($18.3 million) from RMB127.1 million and operating income decreased by 64.2% to RMB14.0 million ($2.2 million) from RMB39.0 million.

Net income decreased 55.3% to RMB11.2 million ($1.8 million), or RMB0.56 ($0.09) per diluted ADS from RMB25.0 million, or RMB1.27 per diluted ADS, for the six months ended June 30, 2011. Weighted average number of diluted ordinary shares outstanding was approximately 154.6 million for the six months of 2012, or 19.3 million ADSs.

Non-GAAP Measures

Adjusted net income is presented to better illustrate the Company’s ongoing and core operational results. Adjusted net income is defined as net income excluding foreign exchange losses, ESOP related charges and ASC 740 adjustment. Adjusted net income may be calculated differently, and therefore Nuokang’s adjusted net income may not be comparable to similarly titled measures of other companies. Adjusted net income is not a measure of financial performance under U.S. generally accepted accounting principles (GAAP), and should not be considered in isolation or as an alternative to net income, cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from adjusted net income are significant and necessary components to the operations of the Company’s business, and, therefore, adjusted net income should only be used as a supplemental measure of operating performance.

Conference Call

The Company will hold a conference call at 8:00 a.m. ET on Thursday, August 23, 2012 to discuss the second quarter 2012 financial results. Listeners may access the call by dialing:

United States toll free:	1-855-500-8701
China toll free:	400-1200654
Hong Kong toll free:	800-903737
United Kingdom toll free:	0800-0159724
International:	65-6723-9385
Conference ID:	14787970

A telephone replay will become available beginning two hours after the conclusion of the call and will remain available through September 6, 2012. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	14787970

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis; and alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the management quotations and the statements relating to the Company’s new product development, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the product portfolio and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2011 AND 2012

	Six Months 2011	Six Months 2012		2Q 2011	2Q 2012
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue	144,006	133,190	20,965	79,487	72,905	11,476

Cost of revenue	(16,886)	(16,838)	(2,650)	(8,621)	(8,682)	(1,367)

						—
Gross profit	127,120	116,352	18,315	70,866	64,223	10,109

Operating expenses
Research and development expenses	(7,497)	(7,401)	(1,165)	(3,274)	(4,717)	(742)
Selling, marketing and distribution expenses	(57,787)	(67,591)	(10,639)	(36,624)	(31,787)	(5,003)
General and administrative expenses	(22,870)	(27,404)	(4,314)	(9,924)	(14,510)	(2,284)

			—

Total operating expenses	(88,154)	(102,396)	(16,118)	(49,822)	(51,014)	(8,029)

Operating profit	38,966	13,956	2,197	21,044	13,209	2,080

Interest income	612	1,605	253	428	1,103	174

Interest expense	(2,139)	(474)	(75)	(1,083)	(232)	(37)
Foreign exchange (losses) gain	(2,896)	262	41	(1,535)	230	36
Other (loss) income, net	(97)	(36)	(6)	68	(48)	(8)

Income before income tax expense	34,446	15,313	2,410	18,922	14,262	2,245

Income tax expense	(9,403)	(4,122)	(649)	(4,784)	(3,764)	(592)

Net income	25,043	11,191	1,761	14,138	10,498	1,653

Net (income) loss attributable to non-controlling interest	60	(1)	—	33	(8)	(1)

Net income attributed to ordinary shares	25,103	11,190	1,761	14,171	10,490	1,652

Net income per share

Basic	0.16	0.07	0.01	0.09	0.07	0.01

Diluted	0.16	0.07	0.01	0.09	0.07	0.01

Shares used in net income pershare computation

Basic	157,415,893	153,491,202	153,491,202	156,319,035	153,292,893	153,292,893

Diluted	158,096,893	154,589,389	154,589,389	157,000,035	154,425,893	154,425,893

Net income per ADS

Basic	1.28	0.56	0.09	0.73	0.56	0.09

Diluted	1.27	0.56	0.09	0.72	0.56	0.09

Shares used in net income per ADS computation

Basic	19,676,987	19,186,400	19,186,400	19,539,879	19,161,612	19,161,612

Diluted	19,762,112	19,323,674	19,323,674	19,625,004	19,303,237	19,303,237

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 and JUNE 30, 2012

	December 31	June 30
	2011	2012
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents	179,385	150,506	23,691
Restricted cash	5,410	—	—
Short-term investments	—	85,548	13,466
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 and RMB393,860 (US$61,996) as of December 31, 2011 and June 30, 2012, respectively)	60,767	59,571	9,377
Bills receivable	109,256	52,423	8,252
Inventories	15,846	15,726	2,475
Prepayments	18,020	23,389	3,682
Other receivables	7,203	3,391	534
Prepaid income tax	8,179	9,539	1,501
Deferred tax assets	1,040	1,044	164

Total current assets	405,106	401,137	63,142

Non-current assets:
Property, plant and equipment, net	214,171	213,475	33,602
Land use rights, net	35,121	34,781	5,475
Intangible assets, net	21,212	20,023	3,152
Other Investments	3,414	3,414	537
Prepayments	15,884	24,111	3,795
Deferred tax assets	7,406	8,718	1,372

Total non-current assets	297,208	304,522	47,933

TOTAL ASSETS	702,314	705,659	111,075

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	7,000	7,000	1,102
Accounts payable	1,501	1,963	309
Accrued expenses and other payables	34,863	24,245	3,816
Income tax payable	3,312	2,067	325
Unrecognized tax benefits	2,656	4,156	654

Total current liabilities	49,332	39,431	6,206

Non-current liabilities:
Deferred tax liabilities	2,036	2,229	351
Deferred government grants	23,185	26,048	4,100
Long-term payable	12,934	13,294	2,093

Total non-current liabilities	38,155	41,571	6,544

Commitments and contingencies	—	—	—

Shareholders’ equity:

Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 157,906,470 shares issued and outstanding as of December 31, 2011; 474,200,000 shares authorized and 157,330,734 shares issued and outstanding as of June 30, 2012)	581	580	91
Additional paid-in capital	469,107	469,297	73,870
Retained earnings	143,180	152,820	24,055

Total shareholders’ equity	612,868	622,697	98,016

Non-controlling interests	1,959	1,960	309

TOTAL EQUITY	614,827	624,657	98,325

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	702,314	705,659	111,075

NKBP

Non GAAP Net Income

	Six Months 2011	Six Months 2012		2Q 2011	2Q 2012
	(RMB’000)	(RMB’000)	(USD$’000)	(RMB’000)	(RMB’000)	(USD$’000)

GAAP Net Income	25,103	11,190	1,761	14,171	10,490	1,652

Adjusting Foreign Exchang Loss/(Gain)	2,896	(262)	(41)	1,535	(230)	(36)

ESOP	—	191	30	—	—	—

ASC 740 adjustment	—	1,500	236	—	1,000	157

Non GAAP Net Income	27,999	12,619	1,986	15,706	11,260	1,773

Contact Information

China Nuokang Bio-Pharmaceutical Inc.

Mr. Steven Duan

Vice President of Investor Relations

Email: dsz@nkbp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5180

Email: robert.koepp@icrinc.com